Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$56,506	$57,819	$60,438	$54,503	$43,054
Income tax expense	36,970	37,268	37,368	32,140	23,186
Equity in earnings of regional equity investees	(8)	(8)	(18)	(11)	(4)
Dividends received from regional equity investees	-	-	80	-	-
Fixed charges, as below	26,553	26,202	26,316	28,162	25,079
Less: Interest capitalized (including AFUDC)	(1,042)	(864)	(498)	(534)	(534)
Total earnings, as defined	$118,979	$120,417	$123,686	$114,260	$90,781

Fixed charges, as defined:
Interest expense	$24,792	$24,931	$24,851	$26,634	$23,612
Rental interest factor	719	407	967	994	933
Interest capitalized (including AFUDC)	1,042	864	498	534	534
Total fixed charges, as defined	$26,553	$26,202	$26,316	$28,162	$25,079

Ratio of Earnings to Fixed Charges	4.48	4.60	4.70	4.06	3.62